UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

Amendment No. 7

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

WHITEHALL JEWELLERS, INC.

(Name of Subject Company)

JWL ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

_____________________________

965063100

(CUSIP Number of Class of Securities)

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**
$22,117,222	$2,367

*

Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 14,744,815 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $1.50 (the purchase price per share offered by Offeror).

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value. The filing fee was previously paid.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$1,533	Filing Party:	Newcastle Partners, L.P.
	Form or Registration No.:	SC TO-T	Date Filed:	December 5, 2005
	Amount Previously Paid:	$834	Filing Party:	Newcastle Partners, L.P.
	Form or Registration No.:	SC TO-T	Date Filed:	January 4, 2006

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

Items 1 through 9, and Item 11.

This Amendment No. 7 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on December 5, 2005, as amended, by Newcastle Partners, L.P., a Texas limited partnership (“Parent”), and JWL Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Whitehall Jewellers, Inc., a Delaware corporation (the “Company”), at $1.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2005, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated December 5, 2005.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement, dated December 5, 2005.*
(a)(5)(i)	Text of press release issued by Parent, dated November 29, 2005.*
(a)(5)(ii)	Text of press release issued by Parent, dated December 5, 2005.*
(a)(5)(iii)	Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20, 2005.*
(a)(5)(iv)	Letter sent by Parent to Stockholders of the Company, dated December 28, 2005.*
(a)(5)(v)	Text of press release issued by Parent, dated January 4, 2006.*
(a)(5)(vi)	Text of press release issued by Parent, dated January 5, 2006.*
(a)(5)(vii)	Text of press release issued by Parent, dated January 9, 2006.*
(a)(5)(viii)	Text of press release issued by Parent, dated January 10, 2006.
(b)	Not applicable.
(c)	Not applicable.

(d)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steven J. Pully and John P. Murray, dated November 29, 2005.*

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

________________

*Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2006

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P. its General Partner
By:	Newcastle Capital Group, L.L.C. its General Partner

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Managing Member

JWL ACQUISITION CORP.

By:	/s/ John P. Murray
Name: John P. Murray
Title: President and Secretary

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EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated December 5, 2005.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement, dated December 5, 2005.*
(a)(5)(i)	Text of press release issued by Parent, dated November 29, 2005.*
(a)(5)(ii)	Text of press release issued by Parent, dated December 5, 2005.*
(a)(5)(iii)	Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20, 2005.*
(a)(5)(iv)	Letter sent by Parent to Stockholders of the Company, dated December 28, 2005.*
(a)(5)(v)	Text of press release issued by Parent, dated January 4, 2006.*
(a)(5)(vi)	Text of press release issued by Parent, dated January 5, 2006.*
(a)(5)(vii)	Text of press release issued by Parent, dated January 9, 2006.*
(a)(5)(viii)	Text of press release issued by Parent, dated January 10, 2006.
(b)	Not applicable.
(c)	Not applicable.
(d)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steven J. Pully and John P. Murray, dated November 29, 2005.*

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

________________

*Previously filed

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